UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                            Greentree Software, Inc.
                            ------------------------
                                (Name of issuer)

                     Common Shares, $.04 par value per share
                     ---------------------------------------
                         (Title of class of securities)

                                   395793 20 1
                                   -----------
                                 (CUSIP number)

                                William S. Smith
                    c/o Wm Smith & Co., 1700 Lincoln Street,
                Suite 3650, Denver, Colorado 80203 (303) 831-9696
                -------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                OCTOBER 25, 1996
                                ----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




CUSIP NO. 395793 20 1                       13D                      PAGE 2 OF 9
          -----------

 1        NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Wm Smith & Co.
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (A)  [ ]
                                                                      (B)  [X]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY


--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable.  See Item 3 below for additional information.
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                               [ ]

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Colorado
-------------------------------- ---------- ------------------------------------
                         7         SOLE VOTING POWER

           NUMBER OF               None.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
            SHARES       8         SHARED VOTING POWER
         BENEFICIALLY              539,106 shares.
           OWNED BY                See Item 5 below for additional information.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
             EACH        9         SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                 None.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
             WITH:      10         SHARED DISPOSITIVE POWER
                                   539,106 shares.
                                   See Item 5 below for additional information.
----------------------- ---------- ---------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          539,106 shares.
          See Item 5 below for additional information.
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 5.4%.
          See Item 5 below for additional information.
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- ----------------------------------------------------------------------



CUSIP NO. 395793 20 1                       13D                      PAGE 3 OF 9
          -----------


--------- ----------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          William S. Smith
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (A)  [ ]
                                                                      (B)  [X]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF.  See Item 3 below for additional information.
--------- ----------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                               [ ]

--------- ----------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------

                         7         SOLE VOTING POWER
                                   134,032 shares.
           NUMBER OF               See Item 5 below for additional information.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
            SHARES       8         SHARED VOTING POWER
         BENEFICIALLY              539,106 shares.
           OWNED BY                See Item 5 below for additional information.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
             EACH        9         SOLE DISPOSITIVE POWER
           REPORTING               134,032 shares.
            PERSON                 See Item 5 below for additional information.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
             WITH:      10         SHARED DISPOSITIVE POWER
                                   539,106 shares.
                                   See Item 5 below for additional information.
----------------------- ---------- ---------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          673,138 shares.
          See Item 5 below for additional information.
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 6.6%.
          See Item 5 below for additional information.
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------

CUSIP NO. 395793 20 1                       13D                      PAGE 4 OF 9
          -----------

 1        NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Luann E. Smith
--------- ----------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (A)  [ ]
                                                                      (B)  [X]

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable.  See Item 3 below for additional information.
--------- ----------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                               [ ]

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------- ---------- ------------------------------------
                         7         SOLE VOTING POWER

           NUMBER OF               None.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
            SHARES       8         SHARED VOTING POWER
         BENEFICIALLY              539,106 shares.
           OWNED BY                See Item 5 below for additional information.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
             EACH        9         SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                 None.
                        ---------- ---------------------------------------------
                        ---------- ---------------------------------------------
             WITH:      10         SHARED DISPOSITIVE POWER
                                   539,106 shares.
                                   See Item 5 below for additional information.
----------------------- ---------- ---------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          539,106 shares.
          See Item 5 below for additional information.
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               [ ]

--------- ----------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.4% See Item 5 below for additional information.
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------


CUSIP NO. 395793 20 1                       13D                      PAGE 5 OF 9
          -----------


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to Common Shares, par value $.04 per share (the "Shares"), of Greentree Software, Inc., a New York corporation with its principal executive office at 2801 Fruitville Road, Suite 180, Sarasota, Florida 34237 (the "Company"). The Shares beneficially owned by the reporting persons include: (i) 115,034 Shares (the "Smith Shares") held by William S. Smith, (ii) 18,998 Shares (the "Smith Warrant Shares") which may be immediately acquired by William S. Smith pursuant to the exercise of Common Shares Purchase Warrants held by William S. Smith (the "Smith Warrants") and (iii) 539,106 Shares (the "Placement Agent Warrant Shares") which may be immediately acquired by Wm Smith & Co. pursuant to the exercise of Common Shares Purchase Warrants (the "Placement Agent Warrants") held by Wm Smith & Co. The Placement Agent Warrants were granted to Wm Smith Securities, Incorporated as partial consideration for services rendered by Wm Smith Securities Incorporated as placement agent for the Company in connection with several private placements of the Company's securities and for consulting services provided by Wm Smith Securities, Incorporated to the Company. At the request of William S. Smith, Wm Smith Securities, Incorporated transferred all of the Placement Agent Warrants to Wm Smith & Co.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The names of the persons filing this statement are Wm Smith & Co., a Colorado corporation, William S. Smith, an individual, and Luann E. Smith, an individual, respectively. This statement on Schedule 13D is filed on behalf of each of the reporting persons. William S. Smith is the sole stockholder of Wm Smith & Co. The directors of Wm Smith & Co. are William S. Smith and Luann E. Smith. William S. Smith is the sole executive officer of Wm Smith & Co. serving as President and Treasurer. The principal business of Wm Smith & Co. is the furnishing of investment advisory services.

         (b) The business  address of Wm Smith & Co., William S. Smith and Luann
E. Smith, and the address of Wm Smith & Co.'s principal office, is 1700 Lincoln Street, Suite 3650, Denver, Colorado 80203.

         (c) William S. Smith's principal occupation is investment banking. Mr. Smith provides investment advisory services to Wm Smith Securities, Incorporated on an independent contractor basis and is the sole stockholder of Wm Smith
Securities, Incorporated. Wm Smith Securities, Incorporated is a Colorado corporation with its principal business address at 1700 Lincoln Street, Suite 3650, Denver, Colorado 80203 whose principal business is underwriting sales of public securities, arranging for placement of private investments and engaging in investment banking activities generally. Wm Smith Securities, Incorporated is a registered broker-dealer. Luann E. Smith's principal occupation is to act as a director and the Secretary of Wm Smith & Co.



CUSIP NO. 395793 20 1                       13D                      PAGE 6 OF 9
          -----------

         (d)  During  the past five  years,  none of Wm Smith & Co.,  William S.
Smith, or Luann E. Smith, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of Wm Smith & Co., William S. Smith, or Luann E. Smith, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) William S. Smith and Luann E. Smith are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Placement Agent Warrants were assigned and transferred by Wm Smith Securities, Incorporated to Wm Smith & Co. for no consideration. William S. Smith is the sole stockholder of each of Wm Smith Securities, Incorporated and Wm Smith & Co. The Smith Shares and the Smith Warrants were acquired by William
S. Smith using his personal funds. See Item 1 above for more detailed information.

ITEM 4.  PURPOSE OF TRANSACTION.

         William S. Smith, Luann E. Smith and Wm Smith & Co. intend to hold or to cause to be held, as the case may be, all of the Shares beneficially owned by them for investment. None of the reporting persons has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table sets forth certain information concerning beneficial ownership of Shares by each reporting person:


                                            SHARES
                                          BENEFICIALLY            PERCENT OF
          NAME OF PERSON                     OWNED                 CLASS (1)
          --------------                     -----                 ---------


Wm Smith & Co.                            539,106(2)                5.4%

William S. Smith                          673,138(3)                6.6%

Luann E. Smith                            539,106(4)                5.4%

----------------------------




CUSIP NO. 395793 20 1                       13D                      PAGE 7 OF 9
          -----------


(1) Computed in the manner required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based on 9,503,662 Shares issued and outstanding as of October 11, 1996

(2) Consists of the Placement Agent Warrant Shares that may be acquired through the exercise of the Placement Agent Warrants held by Wm Smith & Co. Wm Smith & Co. shares voting and dispositive power of the Placement Agent Warrant Shares with William S. Smith and Luann E. Smith.

(3) Includes (i) the Placement Agent Warrant Shares that may be acquired through the exercise of the Placement Agent Warrants held by Wm Smith & Co., (ii) the Smith Warrant Shares that may be acquired through the exercise of the Smith Warrants held by William S. Smith, and (iii) the Smith Shares held by William S. Smith. William S. Smith is a director, the President and Treasurer and the sole stockholder of Wm Smith & Co. and, accordingly, shares voting and dispositive power of the Placement Agent Warrant Shares with Luann E. Smith and Wm Smith & Co. William S. Smith hereby disclaims beneficial ownership of the Placement Agent Warrant Shares. William S. Smith has the sole voting and dispositive power with respect to the Smith Shares and the Smith Warrant Shares.

(4) Consists of the Placement Agent Warrant Shares that may be acquired through the exercise of Placement Agent Warrants held by Wm Smith & Co. Luann E. Smith is a director and the Secretary of Wm Smith & Co. and, accordingly, shares voting and dispositive power of the Placement Agent Warrant Shares with William S. Smith and Wm Smith & Co. Luann E. Smith hereby disclaims beneficial ownership of the Placement Agent Warrant Shares.

         (b)      See the footnotes to the table set forth in Item 5(a) above.

         (c) On October 25, 1996, Wm Smith Securities, Incorporated assigned and transferred to Wm Smith & Co. Placement Agent Warrants exercisable for an aggregate of 180,000 Shares at an exercise price per share of $0.30. Wm Smith Securities, Incorporated acquired such Placement Agent Warrants in consideration for services rendered by Wm Smith Securities, Incorporated as placement agent for the Company in connection with a private placement of the Company's securities.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1 Agreement relating to the joint filing of this Schedule 13D, dated as of November 11, 1996, between Wm Smith & Co., William S. Smith and Luann E. Smith.




CUSIP NO. 395793 20 1                       13D                      PAGE 8 OF 9
          -----------



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


   November 11, 1996                                    November 11, 1996
   -----------------                                    -----------------
   (Date)                                               (Date)

   WM SMITH & CO.

   By /s/ William S. Smith                              /s/ William S. Smith
      ----------------------                            ----------------------
      William S. Smith,                                 William S. Smith,
      President                                         Individually


                                                        /s/ Luann E. Smith
                                                        ----------------------
                                                        Luann E. Smith,
                                                        Individually


CUSIP NO. 395793 20 1                       13D                      PAGE 9 OF 9
          -----------




                                                                     EXHIBIT 7.1
                                    AGREEMENT


         This Agreement dated as of November 11, 1996, is by and among Wm Smith & Co., a Colorado corporation, William S. Smith, an individual and Luann E. Smith, an individual.

         Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of both of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

         Executed and delivered as of the date first above written.


    WM SMITH & CO.

    By /s/ William S. Smith                              /s/ William S. Smith
       ----------------------                            ----------------------
       William S. Smith,                                 William S. Smith,
       President                                         Individually


                                                         /s/ Luann E. Smith
                                                         ----------------------
                                                         Luann E. Smith,
                                                         Individually